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CITIZENS FINANCIAL SERVICES

2001 Annual Report

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2001
Revisiting the Past; Focusing on the Future

Letter from the President 1
Investment and Trust 3
Focusing on Our Customers 5-7
Twenty Employees Honored 6
Our Future is Our Community 9
Shareholder Information 10
Financial Highlights 3
Consolidated Balance Sheet 4
Consolidated Statement of Income 5
Changes in Stockholders' Equity 6
Consolidated Statement of Cash Flows 7
Notes to Consolidated Financial Statements 8
Report of Independent Auditors 29
Selected Financial Data 30
Management's Discussion and Analysis 32

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Investment & Trust..........................................................2/3
Focus on Customer.........................................................4/7
Community Involvement..................................................8/9

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"A letter to our shareholders"
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Citizens Financial Services, Incorporated
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TOTAL ASSETS
(Dollars in Thousands)
1997                1998                1999                2000                2001
$294,811          $313,564          $340,779        $413,332         $421,110

NET INCOME
(Dollars in Thousands)
1997                1998                1999                2000                2001
$3,832             $3,489             $3,553             $3,208             $3,757
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Dear Shareholders & Friends,

    The year 2001 will stand as one of the most challenging times our nation and our people have ever faced. Our country and our communities reeled from the tragic events of September 11. It shook our way of life. The economy blinked. And yet we persevered.

    While we respectfully look back on those events, and on our history as a bank, I urge you to also look forward - and how we can best prepare to meet the challenges of tomorrow. That is why our theme for this year's annual report is "Revisiting the Past; Focusing on the Future." For I believe that our greatest growth, as individuals and as a corporation, can only be achieved by remembering where we started.

The Financials of 2001

    To put it simply, First Citizens experienced a very successful 2001. The integration of our new offices went smoothly, making Bradford County a vital part of our market footprint.

    And in spite of the uncertainty of fourth quarter 2001 nationally, we achieved the best quarterly earnings in the history of our corporation. Net income was $1 million versus $462 thousand from the previous year. Keeping in mind the one-time costs associated with the purchase of the six Sovereign Bank branches in 2000, that is still a significant increase.

    Net income for the year 2001 also grew by 17% over 2000 to $3.76 million. Operating cash earnings (net income before amortization of intangible assets, and merger and acquisition costs, net of tax) rose from $3.5 million in 2000 to $4.4 million in 2001, again thanks largely to the increase in interest income and service charge revenue through the Sovereign acquisitions.

The Foundation for Success

    We've not only grown financially in recent years, but physically as well. Our "physical year" 2001 saw an increase in the size of our Operations Center for Data Processing and Operations.

    And, during the early part of March we completed the move into our new corporate headquarters and main office building at 15 South Main Street in Mansfield. Designed to fit into the existing architecture of the downtown area, our headquarters now boasts 16,000 square feet of space for more than 40 employees and our customers.

Focus on the Customer

    We believe that to be successful, our focus must be on fully satisfying the needs of our customers. This must be at the core of all of our activities. While this seems simple in theory, the fact is customer needs are constantly changing as their life situations evolve or their business grows.

    To understand what steps we must undertake to follow through on our commitment, we must first ask our customers how we can best serve them. We began to do just that in 2001 by holding focus groups with business customers in all three of our market areas. Rest assured, we take their input very seriously and have begun to make enhancements to product lines and examine delivery issues to ensure that we remain a business-friendly bank. Businesses will now know that we are the bank whose goal it is to help them succeed.

A Closer Look

    In the remainder of this Annual Report, we will take a closer look at some of the issues I've touched on here. In addition, we will discuss the role we play in contributing to the vitality of the communities and citizens we serve.

    As shareholders, officers and members of the First Citizens National Bank family, I remind you that we all stand as symbols of our company in the community's eyes. Let us always remember that. Because while our new building stands in the center of the community, our dedication and commitment lie in the heart of it.

Sincerely,
/s/ Richard E. Wilber

Richard E. Wilber, President

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Citizens Financial Services, Incorporated

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TRUST ASSETS

(Dollars in Thousands)

1997                1998                1999                2000                2001

$66,104            $69,095           $73,012          $72,225           $72,416

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INVESTMENTS & TRUST

    The Big Picture. Many individuals and businesses believe they are well equipped for today's financial challenges. However, that's not always the case. And what about the years to come? We don't always see the Big Picture. First Citizens Investment & Trust Services Division has emerged as a vital asset for our customers to realize their full potential.

    David Poch, Investment & Trust Services Division Manager says, "Every product that our division offers revolves around financial planning, for today and tomorrow. We look at our customers' goals and the means available to them, and help put together a financial program that's right for them." There are four major product areas in Investment & Trust Services:

Trust & Estate

    We offer traditional trust services such as planning and estate settlement. We can invest money, pay bills and manage finances for those who can't and those who prefer not to.

    We want customers to have the peace of mind that comes from knowing their life savings will be managed, invested or distributed according to their wishes, without undue burden placed on a family member to manage the process. Our Estate Specialists help prepare and implement a plan that meets each customer's individual and unique needs.

Employee Benefits

    Every business has a need to attract and retain quality employees. And every business owner is concerned with saving for their own retirement. In response to these needs, First Citizens has created a new division - Employee Benefits.

    Nick Helf, with more than 30 years of experience in employee plan administration, has joined the First Citizens staff. We now offer a variety of retirement plans including IRAs, 401Ks, Simplified Employee Pension (SEP) plans, and Pension Plans to assist employees in saving for retirement. We have also introduced a unique sub-accounting system to help those businesses with retirement plans keep track of their assets.

    First Citizens will also assist new employees in choosing the right investment options when receiving a distribution from a prior employer, such as an IRA Rollover, or provide Retirement Counseling to retiring employees to ensure their retirement goals are met.

Brokerage Services

    Savvy investors have come to realize that a sound financial plan includes a balance of lower risk, FDIC-insured products, as well as other financial services that traditionally pay a higher rate of interest, such as mutual funds and annuities. As a result, today many consumers are looking for alternatives to traditional banking products.

    In order to be a full-service financial provider, we now offer full brokerage capabilities for investing in mutual funds and stocks. The division now has two full-time Series 7 licensed professionals and five individuals licensed to sell mutual funds.

Insurance Services

    In 2001, we formed the First Citizens Insurance Agency, Inc. to enable us to complete the customer's total financial picture. This prestigious new arm of the division offers fixed and variable annuities and will include Life Insurance and Long Term Care insurance in early 2002. There is a fully licensed agent in each community office.

We help our customers plan and invest for their future. Now we want to be able to help them protect present savings and advise them on maximizing future earnings.

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Citizens Financial Services, Incorporated
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FOCUSING ON OUR CUSTOMERS

    Customers are the most important asset of any company's business. Helping them achieve their short and long-term goals creates a powerful chain of events in a community.  Businesses get what they need to grow - jobs are more abundant allowing consumers to buy and furnish homes - automobiles are purchased - which all help to keep businesses healthy, starting the cycle over again.  Every link of this chain of events provides First Citizens with the opportunity to satisfy a need - be it the need of the business customer or individual.

    At the heart of everything we do is the desire to satisfy those customer needs. To accomplish that goal, we must first fully understand what those needs are.  The best way to find out what you are doing right and where you can improve is to ask the customer. And that is exactly what First Citizens is doing.

Focus on the Needs of our Business Customer

    In the 4th quarter of 2001, we held meetings with some of our small and mid-sized business customers to understand what we can do to help them grow and prosper and to determine what they expect from a financial institution as their business partner.   Our objectives were to understand their needs related to product, value and price. To know how they feel about delivery issues such as turnaround time on loans.  And how to best keep them informed through the efforts of our calling officers.

    What did we find? Individuals who are -

- pressed for time

- willing to pay for value

- looking for advice regarding the best way to satisfy their credit needs

- looking for assistance in accumulating wealth for their company and owners

- looking for a way to attract and retain quality employees

-looking for the most efficient way to manage their company's financial tasks

- looking for a financial institution who will be a partner in helping them achieve success

    We are now challenged in 2002 to make the changes necessary to be the partner businesses are looking for - and we are committed to doing so.  In 2001, we organized the Business Development Corps composed of experienced bankers whose sole focus is to manage the relationships of our business customers.  This was the first step in building a strong foundation for satisfying the needs of our business customers.  The research findings and resulting changes will greatly enhance their efforts going forward.

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Citizens Financial Services, Inc.
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NET LOANS
(Dollars in Thousands)
1997                1998                1999                2000                2001
$180,418        $203,583          $229,159         $260,209         $268,464
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    When asked about the value of the business banking research, Kathleen Campbell, Director of Marketing commented, "Serving the businesses of our area the best we can is of vital importance to First Citizens.  We have begun implementing changes based on the research, and once implemented, we'll keep our finger on the pulse of the business community to see where we can still improve.  We want to be the one-stop financial solution for area businesses."

Focus on individual Customers

    While companies are a vital part of our business, so are our individual customers. Through generations of families, many people have been with us since we opened our doors.  First Citizens takes pride in that fact.  And, we intend to maintain this loyalty.

    This, however, is not as easy as it once was.  Greater competition in the financial services industry and advances in technology have changed the playing field.  In addition, needs change as individuals move through the different cycles of life.  Understanding those changing needs to ensure we have the necessary products and provide the service to satisfy those needs, is an ongoing challenge.  Once again, First Citizens is meeting that challenge by first knowing exactly what customer needs are and what impacts consumer decisions within each life cycle group.

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Citizens Financial Services, Inc.
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"Parents banking at our Mansfield Community Office have found it easier to complete their financial transactions since we added a children's area in our lobby as reflected in this picture."
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DEPOSITS
(Dollars in Thousands)
1997                1998                1999                2000                2001
$256,783        $274,193          $284,318         $367,785         $370,474
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    In the first quarter of 2002, we are beginning to conduct consumer research to determine individual customer needs.  In addition, it will assist us in determining how well we currently satisfy those needs.  This research will be evaluated to determine where improvements must be made.  And once again, we are committed to making changes that allow us to better serve the consumers in our markets.

    Listening to customers and making changes is not new to First Citizens.  In 2001, we made enhancements to our Investment Services Division in order to assist our customers with wealth accumulation. Our goal is to ensure we are prepared to deliver financial planning assistance and other financial services such as mutual funds and annuities to satisfy many of our customers' growing appetite for greater returns on their investments.

    In addition, we've made internal changes as well in order to create greater operational efficiencies that will translate to greater quality customer service.

    First Citizens National Bank has maintained our independence. That's why we still provide the quality customer service so strongly associated with a local community bank.  This is what our customers want. This is what they demand. They want us to know them and understand and satisfy their needs in an efficient manner. We are committed to doing so and creating individual and business customer loyalty that no competitor or technological advances can beat.

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Citizens Financial Services, Incorporated

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OUR FUTURE IS OUR COMMUNITY

    Webster defines community as "a group of people with common interests living in a particular area." Although this sounds simple, it takes a lot to keep a community thriving. It takes a commitment of resources - resources like money and people's time. One thing is for sure, community involvement is both practiced and encouraged at First Citizens National Bank.

Facility Improvements - A Sign of Commitment

    First Citizens continues to make improvements to our community office facilities. The new Corporate Headquarters, completed early in 2001, is a focal point of the Mansfield community and enhances the downtown appearance. "There is a subtle yet powerful significance to this event," said Dick Wilber, President. "I truly believe we are acknowledging the concept that 'community banking' is flourishing."

    An additional facility improvement was the installation of a drive-up ATM at our Leraysville Office. Residents of this small community now have the same opportunities to bank as residents of larger communities - when it's convenient for them. Said Wilber, "The truth is that these improvements cost hard dollars and should be seen as a statement that we are here to stay."

    In 2002, we will conduct an evaluation of our Towanda, Troy and Sayre facilities to determine where improvements can be made to further enhance our customers' banking experience.

Commitment to the Vitality of Our Communities

    There are several ways that First Citizens plays a major role in helping maintain the vitality of the communities we serve. As the number one mortgage lender in the Twin Tiers, we make it easy for newcomers or existing residents to get the home of their dreams. We also help businesses grow by providing sound lending advice and employee benefit programs to help attract and retain good employees.

    In addition, First Citizens National Bank is a consistent contributor to community improvement projects such as pool restorations, theaters and volunteer fire companies. We also realize that the employees of First Citizens National Bank are also residents of the communities we serve. Contributing to an organization in any wayis also a contribution to the betterment of the lives of family and friends. Contributions to libraries, museums, fine arts councils and youth sports programs, are investments in ourselves.

Our Employee Contributions

    A source of extreme pride for First Citizens National Bank is our employees' commitment to building the communities they live in by donating time and money to local organizations and charitable functions. From being Little League coaches and scout leaders, to a major commitment to the American Cancer Society's "Relay for Life", we are involved. In fact, for the second year in a row, First Citizens National Bank received top honors for raising the most money for the "Relay for Life". We also support these efforts by giving employees time off to attend meetings or assist with events - a rare thing these days.

    Simply stated, it is the desire of First Citizens National Bank to help ensure that the residents of the counties we serve not only survive, but thrive here.

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Citizens Financial Services, Incorporated

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Tabular representation of those graphis are set forth as follows:

CASH DIVIDEND PAID

(Dollars in Thousands)

1997                1998                1999                2000                2001

$1,596             $1,449             $1,567             $1,660             $1,786

STOCHOLDERS' EQUITY

(Dollars in Thousands)

1997                1998                1999                2000                2001

$25,923            $28,598          $27,082           $30,549           $33,389

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SHAREHOLDERS INFORMATION

ANNUAL MEETING

    The Annual Meeting and Luncheon for the shareholders of Citizens Financial Services, Inc. will be held at Tioga County Fairgrounds Youth Building in Whitneyville, PA on Tuesday, April 16, 2002, at 12:00 noon.

FORM 10-K

    The Annual Report to the Securities and Exchange Commission, Form 10-K, will be made available upon request.

CONTACT:

    Thomas C. Lyman, Treasurer Citizens Financial Services, Inc.,15 South Main Street, Mansfield, PA 16933

    The Annual Report and other Company reports are filed electronically with the SEC via EDGAR and may be obtained through the SEC's website at www.sec.gov.

TRANSFER AGENT

Citizens Financial Services, Inc.

15 South Main Street, Mansfield, PA 16933

Telephone: 570-662-2121 / 800-326-9486

SHAREHOLDERS SERVICES

    Shareholder inquiries and requests for assistance should be directed to the Transfer Agent listed here.

    We've begun a dividend re-investment program this past year allowing additional stock to automatically be purchased with dividends.

STOCK PURCHASING INFORMATION

    The stock symbol for Citizens Financial Services, Inc. is "CZFS". Citizens Financial Services, Inc. stock is quoted Over the Counter on the OTC Bulletin Board (OTC BB: CZFS) through the following Market Makers.

MARKET MAKERS

Ferris, Baker Watts

100 Light Street, 9th Floor

Baltimore, MD 21202

Telephone: 410-659-4600

Ryan, Beck & Co.

220 South Orange Avenue

Livingston, NJ 07039

Telephone: 800-395-7926

Herzog, Heine, Geduld Inc.

525 Washington Blvd., 10th Fl

Jersey City, NJ 07310

Telephone: 212-908-4000

Baird Patrick & Co.

20 Exchange Pl., 11th Fl

New York, NY 10005

Telephone: 212-493-6600

F.J. Morrissey & Co., Inc.

1700 Market St., Ste 1420

Philadelphia, PA 19103

Telephone: 215-563-8500

Monroe Securities, Inc.

47 State Street, 2nd Fl

Rochester, NY 14614

Telephone: 800-766-5560

GVR Co.

440 LaSalle St., Ste 3030

Chicago, IL 60605

Telephone: 800-638-8602

Hill Thompson Magid & Co.

15 Exchange Pl., 8th Fl

Jersey City, NJ 07302

Telephone: 800-631-3083

Powell (EE) & Co., Inc.

1100 Gulf Tower, 11th Fl

Pittsburgh, PA 15219

Telephone: 800-282-1940

    We invite you to mail any comments or questions to us at our E-Mail address, which is: fcnb@firstcitizensbank.com. Visit our Web Site at www.firstcitizensbank.com.

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    Hard work, pride in their community and a strong system of values - the people in the communities served by First Citizens National Bank embody all of those qualities.

    Customers from the seven counties of the Twin Tiers recognize those same principles in the way First Citizens conducts business as well. They have made us the leading mortgage lender in Bradford, Tioga and Potter counties, in part, because they appreciate our dedication to remaining a community bank.

    It is the goal of First Citizens to never let our customers down - we will always strive to live up to their expectations and help them fulfill their dreams.

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BOARDS OF DIRECTORS

Board of Directors FCNB & CFSI

R. Lowell Coolidge, Esq., Chairman of the Board

Carol J. Tama, Vice Chair

Larry J. Croft

Mark L. Dalton

Roger C. Graham, Jr.

E. Gene Kosa

John E. Novak

John M. Thomas, MD

Rudolph J. van der Heil, Esq.

William D. VanEtten

Richard E. Wilber, Pres, CEO

Directors Emeritus - CFSI

Robert E. Dalton

Edward Kosa

Robert J. Landy, Esquire

Robert G. Messinger

Wilber Wagner

CFSI OFFICERS

Terry B. Osborne, Secretary

Thomas C. Lyman, Treasurer

Randall E. Black, Asst. Treasurer

Allen Reed, Asst. Secretary

FCNB Officers

Administrative Services

Cynthia T. Pazzaglia, VP

Karen R. Jacobson

Audit/Compliance

V. Guy Abell

Banking Services

Terry B. Osborne, EVP

Allen Reed, VP

Chester L. Reed, VP

Patricia R. Vlajic, VP

Valerie S. Davis, AVP

Robert P. Fitzgerald, AVP

Christopher S. Landis, AVP

Pamela A. Baldwin

Leo Kawczenski

Michele Litzelman

Marketing

Kathleen M. Campbell, VP

Wendy L. Southard

INV & STRATEGIC PLANNING

Thomas C. Lyman, VP

Finance

Randall E. Black, VP, CFO

Ryan M. Allen

Matthew M. Lundgren

Operations

Douglas W. Whitten, VP

Joanne W. Marvin, AVP

Inv & Trust Services

David W. Poch, VP

Nicholas Helf, Jr.

Kenneth A. Heritage

Jean A. Knapp

Matthew K. Landis

Jeffrey D. Richardson

Sara J. Roupp

Mansfield

15 South Main Street,

Mansfield, PA 16933

570-662-2121

FAX 570-662-3278

Local Board

William J. Smith, Chairman

Anthony D. Fiamingo

Thomas E. Freeman

Shari L. Johnson

Stephen A. Saunders

William J. Waldman

Officers

Shari L. Johnson, AVP

Kristina M. Payne

Melissa A. Wise

Blossburg

300 Main Street,

Blossburg, PA 16912

570-638-2115

FAX 570-638-3178

Local Board

Thomas R. Phinney, Chairman

Terrance M. Asalone

Benjamin F. Jones

George D. Lloyd

Susan M. Signor

Officers

Terrance M. Asalone, AVP

Deborah L. Meacham

Ulysses

502 Main Street,

Ulysses, PA 16948

814-848-7572

FAX 814-848-7633

Local Board

Ronald G. Bennett, Chairman

Victor O. Brown, DMD PC

Jeffrey L. Dugan

Jerry R. McCaslin

Phillip D. Vaughn

James A. Wagner

Officers

Phillip D. Vaughn, AVP

Tonya R. Coursey

Genesee

391 Main Street,

Genesee, PA 16923

814-228-3201

FAX 814-228-3395

Local Board

Dennis C. Smoker, Chairman

Donald G. Baldwin, Jr.

Janet H. Casey

L. Abbie Lerch

Gary H. Ransom

Steven B. Richard

Keith A. Slep, Esq.

Officers

L. Abbie Lerch, AVP

Christine M. Miller

Sayre

306 W. Lockhart St.

Sayre, PA 18840

570-888-2225

FAX 570-888-0598

Local Board

Alan J. Hoyt, Chairman

Joseph P. Burkhart

Timothy C. Hickey

Cathy C. Pientka

Angelo M. Sisto

Michael J. Yanuzzi

Officers

Cathy C. Pientka, AVP

Antoinette G. Tracy

Sayre

430 N. Keystone Ave,

Sayre, PA 18840

570-888-6602

FAX 570-888-3198

Local Board

Alan J. Hoyt, Chairman

Joseph P. Burkhart

Timothy C. Hickey

Cathy C. Pientka

Angelo M. Sisto

Michael J. Yanuzzi

Officer

Timothy C. Hickey

Canton

29 West Main Street, Canton, PA 17724

570-673-3103

FAX 570-673-4573

Local Board

David L. Wright, Sr., Chairman

Lester E. Hilfiger

Janet E. Holmes

Marilyn I. Scott

William F. Watkins

Officers

Janet E. Holmes

Diane S. Slotter

Wellsboro

99 Main Street,

Wellsboro, PA 16901

570-724-2600

FAX 570-724-4381

Local Board

William A. Hebe, Esq., Chairman

D. Edward Cornell

Timothy J. Gooch, CPA

James K. Stager

Jeffrey L. Wilson

Officers

Jeffrey L. Wilson, AVP

Marsha B. Jones

Troy

Main & Exchange Streets,

Troy, PA 16947

570-297-2131

FAX 570-297-2521

Local Board

Lyle A. Haflett, Chairman

Thomas A. Calkins, III

Richard H. Packard

Susanne S. Putnam

Donald D. White, PA

Officer

Susanne S. Putnam, AVP

Gillett

P.O. Box 125,

Gillett, PA 16925

570-596-2697

FAX 570-596-4888

Local Board

Forrest M. Oldroyd, Chairman

Lawrence W. Colunio

Phyllis J. Curren

Helen Kay Shedden

Kathy S. Webster

Officer

Helen Kay Shedden, AVP

Millerton

RR 2 Box 41D, Route 328,

Millerton, PA 16936

570-537-2203

FAX 570-537-2400

Local Board

Forrest M. Oldroyd, Chairman

Lawrence W. Colunio

Phyllis J. Curren

Helen Kay Shedden

Kathy S. Webster

Officer

Kathy S. Webster, AVP

LeRaysville

1 Route 467 & Main Sts,

LeRaysville, PA 18829

570-744-2431

FAX 570-744-2196

Local Board

Harrison D. Johnson, Chairman

Debra A. Edsell

Gerald A. Histand

Louis C. Ugliuzza

Martha D. Young

Officer

Debra A. Edsell, AVP

Towanda

111 Main Street,

Towanda, PA 18848

570-265-6137

FAX 570-265-7340

Local Board

Rinaldo A. DePaola, Chairman

Jeffrey B. Carr

Dr. Thomas R. Horn

JoAnne C. Kizer

Officers

Jeffrey B. Carr

Judy R. Burleigh

Weis Market

201 Weis Plaza,

Wellsboro, PA 16901

570-724-4644

FAX 570-724-1842

Officers

Carol L. Strong, AVP

Nancy M. Stamilio

Wal*Mart

2 Wal*Mart Plaza,

Mansfield, PA 16933

570-662-8520

FAX 570-662-8525

Officers

Carol L. Strong, AVP

Richard A. Pino, II

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Citizens Financial Services, Incorporated
15 South Main Street
Mansfield, Pennsylvania 16933
570/662/2121 - 800/326/9486
www.firstcitizensbank.com

 © Citizens Financial Services
All Rights Reserved

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MISSION STATEMENT

We recognize that our customers are the reason for our existence.

Our mission is to be the premier one-stop provider of financial services in our marketplace.

We endeavor to meet our customers' changing needs.  Our motivated, professional employees provide excellent service that sets us apart from other providers.

Our bank, its board members and employees, are active citizens of the communities we serve.  We strive to satisfy the expectations of our shareholders.

[COVER]
2001 ANNUAL REPORT FINANCIAL SECTION
CITIZENS FINANCIAL SERVICES INCORPORATED
2001 ANNUAL REPORT
REVISITING OUR PAST FOCUSING ON OUR FUTURE

[PAGE 3]

Financial Highlights

[PAGE 4]

Consolidated Balance Sheet

See accompanying notes to consolidated financial statements.

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Consolidated Statement of Income

See accompanying notes to consolidated financial statements.

[PAGE 6]

Consolidated Statement of Changes in Stockholders' Equity

See accompanying notes to consolidated financial statements.

[PAGE 7]

Consolidated Statement of Cash Flows

See accompanying notes to consolidated financial statements.

[PAGE 8]

2001 Financial SECTION

Notes to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Citizens Financial Services, Inc. (individually and collectively, the "Company") is a Pennsylvania corporation organized as the holding company of its wholly-owned subsidiary, First Citizens National Bank (the "Bank").  The Bank is a national banking association headquartered in Mansfield, Pennsylvania and operating fifteen full-service banking offices in Potter, Tioga and Bradford counties.  The Company provides a comprehensive range of services including consumer loans, residential real estate loans, commercial loans, and loans to various state and municipal entities.  Deposit programs encompass the full range of consumer as well as commercial checking and savings accounts.  Deposit products include certificates of deposit and individual retirement accounts.  A comprehensive menu of trust and investment services is also available.  The Company's principal sources of revenue are derived from its loan and investment portfolios.  The Company is supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

    A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of the Company and its subsidiary, First Citizens National Bank, and its subsidiary, First Citizens Insurance Agency, Inc.  These statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

USE OF ESTIMATES

    The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period.  Actual results could differ significantly from those estimates.

INVESTMENT SECURITIES

    Investment securities at the time of purchase are classified as one of the three following types:

    Held-to-Maturity Securities - includes securities that the Company has the positive intent and ability to hold to maturity. These securities are reported at amortized cost. The Company had no held-to-maturity securities as of December 31, 2001 and 2000.

    Trading Securities - includes debt and equity securities bought and held principally for the purpose of selling them in the near term. Such securities are reported at fair value with unrealized holding gains and losses included in earnings. The Company had no trading securities as of December 31, 2001 and 2000.

    Available-for-Sale Securities - includes debt and equity securities not classified as held-to-maturity or trading securities. Such securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of estimated income tax effect.

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    The amortized cost of investment in debt securities is adjusted for amortization of premiums and accretion of discounts, computed by a method that results in a level yield. Gains and losses on the sale of investment securities are computed on the basis of specific identification of the adjusted cost of each security.

    Common stock of the Federal Reserve Bank and Federal Home Loan Bank represents ownership in institutions which are wholly owned by other financial institutions. These equity securities are accounted for at cost and are classified as other assets.

    The fair value of investments, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

LOANS

Interest on all loans is recognized on the accrual basis based upon the principal amount outstanding. The accrual of interest income on loans is discontinued when, in the opinion of management, there exists doubt as to the ability to collect such interest. Payments received on nonaccrual loans are applied to the outstanding principal balance or recorded as interest income, depending upon our assessment of our ultimate ability to collect principal and interest.  Loans are returned to the accrual status when factors indicating doubtful collectibility cease to exist.

The Company recognizes nonrefundable loan origination fees and certain direct loan origination costs over the life of the related loan as an adjustment of loan yield using the interest method.

ALLOWANCE FOR LOAN LOSSES

    The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based upon management's periodic evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses are particularly susceptible to significant change in the near term.

    Impaired loans are commercial and commercial real estate loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of

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impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value; or, as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

    Mortgage loans on one- to four-family properties and all consumer loans are large groups of smaller balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which is defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

FORECLOSED ASSETS HELD FOR SALE

    Foreclosed assets acquired in settlement of foreclosed loans are carried at the lower of fair value minus estimated costs to sell or cost. Prior to foreclosure, the value of the underlying loan is written down to fair market value of the real estate or other assets to be acquired by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income and losses on disposition, are included in other expenses and gains are included in other income.

PREMISES AND EQUIPMENT

    Premises and equipment are stated at cost, less accumulated depreciation. Repair and maintenance expenditures which extend the useful life of an asset are capitalized and other repair expenditures are expensed as incurred.

    When premises or equipment are retired or sold, the remaining cost and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income. Depreciation expense is computed on the straight-line and accelerated methods over the estimated useful lives of the assets.

OTHER ASSETS

    Goodwill is the excess of the purchase price over the fair value of net assets of companies acquired through business combinations accounted for as purchases.  Included in other assets at December 31, 2001 and 2000 is $6,905,000 and $7,417,000, respectively, of goodwill that is being amortized using the straight-line method over 15 years.

    Core deposit intangibles are a measure of the value of consumer demand and savings deposits acquired in business combinations accounted for as purchases.  Included in other assets at December 31, 2001 and 2000 is $1,870,000 and $2,373,000, respectively, of core deposit intangibles which are being amortized on a straight-line basis over 5 1/2 to 6 years.

    The recoverability of the carrying value of intangible assets is evaluated on an ongoing basis and permanent declines in value, if any, are charged to expense.

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INCOME TAXES

    The Company and the Bank file a consolidated federal income tax return.  Deferred tax assets and liabilities are computed based on the difference between the financial statement, and income tax basis of assets and liabilities using the enacted marginal tax rates.  Deferred income tax expenses or benefits are based on the changes in the net deferred tax asset or liability from period to period.

EMPLOYEE BENEFIT PLANS

    The Company has a noncontributory pension plan covering substantially all employees. It is the Company's policy to fund pension costs on a current basis to the extent deductible under existing tax regulations. Such contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

    The Company also has a profit-sharing plan which provides tax-deferred salary savings to plan participants.

MORTGAGE SERVICING RIGHTS (MSR's)

    The Company originates certain loans for the express purpose of selling such loans in the secondary market.  The Company maintains all servicing rights for these loans.  The loans are carried at lower of cost or market.  Originated MSR's are recorded by allocating total costs incurred between the loan and servicing rights based on their relative fair values.  MSR's are amortized in proportion to the estimated servicing income over the estimated life of the servicing portfolio.

COMPREHENSIVE INCOME

    The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains (losses) on the available-for-sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Statement of Changes in Stockholders' Equity.

RECENT ACCOUNTING PRONOUNCEMENTS

    In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 141, Business Combinations, effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for by the purchase method that are completed after June 30, 2001.  The new statement requires that the purchase method of accounting be used for all business combinations and prohibits the use of the pooling-of-interests method.  The adoption of Statement No. 141 is not expected to have a material effect on the Company's financial position or results of operations.

    In July 2001, the FASB issued FAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001.  The statement changes the accounting for goodwill from an amortization method to an impairment-only approach.  Thus, amortization of goodwill, including goodwill recorded in past business combinations,

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will cease upon adoption of this statement.  However, the new statement did not amend FAS 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, which requires recognition and amortization of unidentified intangible assets relating to the acquisition of financial institutions or branches thereof.  The FASB has decided to undertake a limited scope project to reconsider the provisions of FAS 72 in 2002.  Therefore, the adoption of Statement No. 142 is not expected to have a material effect on the Company's financial position or results of operations.

    In August 2001, the FASB issued FAS No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount.  The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations.  The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

    In October 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  FAS 144 supercedes FAS 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business.  FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell.  FAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively.  The adoption of this statement is not expected to have a material effect on the Company's financial statements.

TREASURY STOCK

    The purchase of the Company's common stock is recorded at cost.  At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on a last-in-first-out basis.

CASH FLOWS

    The Company utilizes the net reporting of cash receipts and cash payments for deposit and lending activities.  The Company considers amounts due from banks and interest-bearing deposits in banks as cash equivalents.

TRUST ASSETS AND INCOME

    Assets held by the Bank in a fiduciary or agency capacity for its customers are not included in the consolidated financial statements since such items are not assets of the Bank.

EARNINGS PER SHARE

    Earnings per share are calculated on the weighted average of common shares outstanding during the year.  The number of shares used in the earnings per share computations presented was 2,799,420, 2,802,223 and 2,847,824 for 2001, 2000 and 1999, respectively.  The Company has no dilutive securities.

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RECLASSIFICATION

Certain of the prior year amounts have been reclassified to conform with the current year presentation. Such reclassifications had no effect on net income or stockholders' equity.

2. RESTRICTIONS ON CASH AND DUE FROM BANKs

The Bank is required to maintain reserves, in the form of cash and balances with the Federal Reserve Bank, against its deposit liabilities.The amount of such reserves was $428,000 and $4,649,000 at December 31, 2001 and 2000, respectively.

Deposits with one financial institution are insured up to $100,000.The Company maintains cash and cash equivalents with other financial institutions in excess of the insured amount.

3. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities at December 31, 2001 and 2000, were as follows (in thousands):

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Proceeds from the sale of securities available-for-sale during 2001, 2000 and 1999 were$35,529,000, $10,717,000 and $24,225,000, respectively.Gross gains and gross losses were realized on those sales as follows (in thousands):

Investment securities with an approximate carrying value of $57,180,000 and $57,643,000 at December 31, 2001 and 2000, respectively, were pledged to secure public funds and certain other deposits as provided by law.

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.The amortized cost and estimated carrying value of debt securities at December 31, 2001, by contractual maturity, are shown below (in thousands).

4. LOANS

The Company grants commercial, industrial, residential, and consumer loans primarily to customers throughout Northcentral Pennsylvania and Southern New York.Although the Company has a diversified loan portfolio at December 31, 2001 and 2000, a substantial portion of its debtors' ability to honor their contracts is dependent on the economic conditions within this region.

Major classifications of loans are as follows (in thousands):

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At December 31, 2001 and 2000, net unamortized loan fees and costs of $794,000 and $845,000, respectively, have been deducted from the carrying value of loans.

The Company had nonaccrual loans, inclusive of impaired loans, of $2,062,000 and $687,000 at December 31, 2001 and 2000, respectively.Interest income on loans would have increased by approximately $105,000, $39,000 and $149,000 during 2001, 2000 and 1999, respectively, if these loans had performed in accordance with their original terms.

Information with respect to impaired loans as of and for the years ended December 31, is as follows (in thousands):

Transactions in the allowance for loan losses were as follows (in thousands):

The following is a summary of the past due and nonaccrual loans as of December 31, 2001 and 2000 (in thousands):

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5. PREMISES & EQUIPMENT

Premises and equipment are summarized as follows (in thousands):

Depreciation expense amounted to $953,000, $737,000, and $667,000 for 2001, 2000, and 1999, respectively.

6. DEPOSITS

Certificates of deposit of $100,000 or more amounted to $33,991,000 and $29,836,000 at December 31, 2001 and 2000, respectively. Interest expense on certificates of deposit of $100,000 or more amounted to $1,976,000, $1,612,000, and $1,491,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

Following are maturities of certificates of deposit as of December 31, 2001 (in thousands):

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7. BORROWED FUNDS

(a) Securities sold under agreements to repurchase mature within one to five years. The carrying value of the underlying securities at December 31, 2001 and 2000 was $13,122,000 and $15,548,000, respectively.

(b) TT&L borrowings consist of notes issued under the U.S. Treasury Department's program of investing the treasury tax and loan account balances in interest-bearing demand notes insured by depository institutions.These notes bear interest at a rate of .25 percent less than the average Federal funds rate as computed by the Federal Reserve Bank.

(c) FHLB Advances consist of an "Open RepoPlus" agreement with the Federal Home Loan Bank of Pittsburgh. FHLB "Open RepoPlus" advances are short-term borrowings maturing within one year, bear a fixed rate of interest and are subject to prepayment penalty.The Company has a borrowing limit of $153,000,000, exclusive of any outstanding advances.Although no specific collateral is required to be pledged for the "Open RepoPlus" borrowings, FHLB advances are secured by a blanket security agreement that includes the Company's FHLB stock, as well as investment and mortgage-backed securities held in safekeeping at the FHLB and certain residential mortgage loans.At December 31, 2001 and 2000, the approximate carrying value of the securities collateral was $57,183,000 and $35,932,000, respectively.

Term Loans consist of separate loans with a third party bank and the Federal Home Loan Bank of Pittsburgh as follows (in thousands):

(e)Interest rate floats monthly based on the 1 month LIBOR +1.75, the interest rate was 3.61% and 8.30% at December 31, 2001 and 2000, respectively.

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Following are maturities of borrowed funds as of December 31, 2001 (in thousands):

8. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory, defined-benefit pension plan (the "Plan") for all employees meeting certain age and length of service requirements. Benefits are based primarily on years of service and the average annual compensation during the highest five consecutive years within the final ten years of employment. The Company's funding policies are consistent with the funding requirements of federal law and regulations. Plan assets are comprised of common stock, U.S. government and corporate debt securities. Plan assets included 10,406 and 10,303 shares of the Company's common stock at December 31, 2001 and 2000, respectively.

The following table sets forth the change in plan assets and benefit obligation at December 31 (in thousands):

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Assumptions used in determining net periodic pension cost are as follows:

Net periodic pension cost includes the following components (in thousands):

The Company also has a profit-sharing plan, covering substantially all employees, which provides tax-deferred salary savings to plan participants. The Company's contributions to the profit-sharing plan are allocated to the participants based upon a percentage of their compensation. The Company's profit-sharing contribution is determined by the Board of Directors on a discretionary basis. The Company's contributions for 2001, 2000, and 1999 were $131,000, $49,000, and $85,000, respectively.

9. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

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The following temporary differences gave rise to the net deferred tax assets at December 31, 2001 and 2000 (in thousands):

No valuation allowance was established at December 31, 2001 and 2000 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

The total provision for income taxes is different from that computed at the statutory rates due to the following items (in thousands):

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10. RELATED PARTY TRANSACTIONS

Certain executive officers, corporate directors or companies in which they have 10 percent or more beneficial ownership were indebted to the Bank.

A summary of loan activity with officers, directors, stockholders and associates of such persons is listed below (in thousands):

Such loans were made in the ordinary course of business at the Bank's normal credit terms and do not present more than a normal risk of collection.

11. REGULATORY MATTERS

Dividend Restrictions:

The approval of the Comptroller of the Currency is required for a national bank to pay dividends up to the Company if the total of all dividends declared in any calendar year exceeds the Bank's net income (as defined) for that year combined with its retained net income for the preceding two calendar years. Under this formula, the Bank can declare dividends in 2002 without approval of the Comptroller of the Currency of approximately $4,349,000, plus the Bank's net income for 2002.

Loans:

The Bank is subject to regulatory restrictions which limit its ability to loan funds to the Company. At December 31, 2001, the regulatory lending limit amounted to approximately $3,767,000.

Regulatory Capital Requirements:

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act (FDICIA) established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized", it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2001 and 2000, the Federal Reserve Board and the Office of the Comptroller of the Currency categorized the Company and the Bank as well capitalized and adequately capitalized, respectively, under the regulatory framework for prompt corrective action.To be categorized as a well capitalized financial institution, Total risk-based, Tier I risk-based and Tier I leverage capital ratios must be at least 10%, 6% and 5%, respectively.

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The following table reflects the Company's capital ratios at December 31 (in thousands):

At December 31, 2001, the Bank's Total capital and Tier I ratios were 11.19% and 9.89%, respectively, and Tier I capital to average assets was 6.05%.At December 31, 2000, the Bank's Total capital and Tier I ratios were 8.72% and 7.63%, respectively, and Tier I capital to average assets was 5.23%.

This annual report has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

12. OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate or liquidity risk in excess of the amount recognized in the consolidated balance sheet.

The Company's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

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Financial instruments whose contract amounts represent credit risk at December 31, 2001 and 2000, are as follows (in thousands):

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company on extension of credit is based on management's credit assessment of the counter party.

Standby letters of credit are conditional commitments issued by the Company guaranteeing performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending normal loan commitments to customers. The Company generally holds collateral supporting standby letters of credit.

13. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows (in thousands):

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Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions can significantly affect the estimates.

Estimated fair values have been determined by the Company using historical data, as generally provided in the Company's regulatory reports, and an estimation methodology suitable for each category of financial instruments. The Company's fair value estimates, methods and assumptions are set forth below for the Company's other financial instruments.

Cash and Due >From Banks:

The carrying amounts for cash and due from banks approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns.

Investment Securities:

The fair values of investments are based on quoted market prices as of the balance sheet date.For certain instruments, fair value is estimated by obtaining quotes from independent dealers.

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Loans:

Fair values are estimated for portfolios of loans with similar financial characteristics.

The fair value of performing loans has been estimated by discounting expected future cash flows. The discount rate used in these calculations is derived from the Treasury yield curve adjusted for credit quality, operating expense and prepayment option price, and is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified as required by an estimate of the effect of current economic and lending conditions.

Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Regulatory Stock:

The carrying value of regulatory stock approximates fair value based on applicable redemption provisions.

Deposits:

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and NOW accounts, and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

The deposits' fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market, commonly referred to as the core deposit intangible.

Borrowed Funds:

Rates available to the Company for borrowed funds with similar terms and remaining maturities are used to estimate the fair value of borrowed funds.

14. BRANCH ACQUISITIONS

On October 27, 2000, the Bank acquired the Millerton, Troy, Sayre, Towanda and LeRaysville banking offices of Sovereign Bank. This acquisition included retail core deposits of $81,122,000, loans of $28,027,000 and certain fixed assets. The transaction was accounted for under the purchase method and the bank recorded $9,431,000 as intangible assets. The consolidation results include the operations of the acquired banking offices from the date of acquisition.

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15. Condensed Financial Information - Parent Company Only

CITIZENS FINANCIAL SERVICES, INC.

CONDENSED BALANCE SHEET

December 31, 2001 and 2000

CITIZENS FINANCIAL SERVICES, INC.

CONDENSED STATEMENT OF INCOME

Years Ended December 31, 2001, 2000 and 1999

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CITIZENS FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

Years Ended December 31, 2001, 2000 and 1999

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16. Condensed Quarterly Data

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Report of Independent Auditors

To the Stockholders and Board of Directors of

Citizens Financial Services, Inc.

We have audited the consolidated balance sheet of Citizens Financial Services, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001.These financial statements are the responsibility of the Company's management.Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Financial Services, Inc. and subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Wexford, PA

February 1, 2002

S.R. Snodgrass, A.C.

1000 Stonewood Drive, Suite 200 Wexford, PA 15090-8399 Phone: 724-934-0344 Facsimile: 724-934-0345

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Selected Financial Data

FIVE YEAR SUMMARY OF OPERATIONS

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COMMON STOCK

Common stock issued by Citizens Financial Services, Inc. is traded in the local over-the-counter market, primarily in Pennsylvania and New York. Prices presented in the table below are bid/ask prices between broker-dealers published by the National Association of Securities Dealers through the NASD OTC "Bulletin Board", its automated quotation system for non-NASDAQ quoted stocks and the National Quotation Bureau's "Pink Sheets." The prices do not include retail markups or markdowns or any commission to the broker-dealer. The bid prices do not necessarily reflect prices in actual transactions. Cash dividends are declared on a quarterly basis and the effects of stock dividends have been stated retroactively in the table below (also see dividend restrictions in Note 11).

TRUST AND INVESTMENT SERVICE FUNDS UNDER MANAGEMENT (MARKET VALUE)

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Management's Discussion and Analysis of Financial Condition and Results of Operations

CAUTIONARY STATEMENT

Forward-looking statements may prove inaccurate. We have made forward-looking statements in this document, and in documents that we incorporate by reference, that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of Citizens Financial Services, Inc., First Citizens National Bank, First Citizens Insurance Agency, Inc. or the combined company. When we use such words as "believes," "expects," "anticipates," or similar expressions, we are making forward-looking statements.For a variety of reasons, actual results could differ materially from those contained in or implied by forward-looking statements:

- Interest rates could change more rapidly or more significantly than we expect.

- The economy could change significantly in an unexpected way, which would cause the demand for new loans and the ability of borrowers to repay outstanding loans to change in ways that our models do not anticipate.

- The stock and bond markets could suffer a significant disruption, which may have a negative effect on our financial condition and that of our borrowers, and on our ability to raise money by issuing new securities.

- It could take us longer than we anticipate to implement strategic initiatives designed to increase revenues or manage expenses, or we may be unable to implement those initiatives at all.

- Acquisitions and dispositions of assets could affect us in ways that management has not anticipated.

- We may become subject to new legal obligations or the resolution of litigation may have a negative effect on our financial condition.

- We may become subject to new and unanticipated accounting, tax, or regulatory practices or requirements.

INTRODUCTION

The following is management's discussion and analysis of the significant changes in the results of operations, capital resources and liquidity presented in its accompanying consolidated financial statements for Citizens Financial Services, Inc., a bank holding company and its subsidiary (the company). Our company's consolidated financial condition and results of operations consist almost entirely of our wholly owned subsidiary's (First Citizens National Bank) financial conditions and results of operations. Management's discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes. Except as noted, tabular information is presented in thousands of dollars.

Our company currently engages in the general business of banking throughout our service area of Potter, Tioga and Bradford counties in North Central Pennsylvania and Allegany, Steuben, Chemung and Tioga counties in Southern New York. We maintain our central office in Mansfield, Pennsylvania. Presently we operate banking facilities in Mansfield, Blossburg, Ulysses, Genesee, Wellsboro, Troy, Sayre, Canton, Gillett, Millerton, LeRaysville, Towanda, the Wellsboro Weis Market store and the Mansfield Wal-Mart Super center. Additionally, we have automatic teller machines (ATMs) located in Soldiers and Sailors Memorial Hospital in Wellsboro and at Mansfield University. Our lending and deposit products and investment services are offered primarily within our service area.

Risk identification and management are essential elements for the successful management of the company. In the normal course of business, the company is subject to various types of risk, including interest rate, credit and liquidity risk.

Interest rate risk is the sensitivity of net interest income and the market value of financial instruments to the direction and frequency of changes in interest rates.Interest rate risk results from various repricing frequencies and the maturity

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structure of the financial instruments owned by the company.The company uses its asset/liability and funds management policy to control and manage interest rate risk.

Credit risk represents the possibility that a customer may not perform in accordance with contractual terms.Credit risk results from loans with customers and the purchasing of securities.The company's primary credit risk is in the loan portfolio.The company manages credit risk by adhering to an established credit policy and through a disciplined evaluation of the adequacy of the allowance for loan losses.Also, the investment policy limits the amount of credit risk that may be taken in the investment portfolio.

Liquidity risk represents the inability to generate or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers and obligations to depositors.The company has established guidelines within its asset/liability and funds management policy to manage liquidity risk.These guidelines include contingent funding alternatives.

Readers should carefully review the risk factors described in other documents our company files from time to time with the Securities and Exchange Commission, including the quarterly reports on Form 10-Q to be filed by our company and any current reports on Form 8-K filed by us.

We face strong competition in the communities we serve from other commercial banks, savings banks, and savings and loan associations, some of which are substantially larger institutions than our subsidiary. In addition, personal and corporate trust services are offered by insurance companies, investment-counseling firms, and other business firms and individuals. We also compete with credit unions, issuers of money market funds, securities brokerage firms, consumer finance companies, mortgage brokers and insurance companies. These entities are strong competitors for virtually all types of financial services.

In recent years, the financial services industry has experienced tremendous change to competitive barriers between bank and non-bank institutions. We not only must compete with traditional financial institutions, but also with other business corporations that have begun to deliver competing financial services. Competition for banking services is based on price, nature of product, quality of service, and in the case of certain activities, convenience of location.

ACQUISITION

On October 27, 2000, the Bank acquired six full service offices in north central Pennsylvania from Sovereign Bank.The offices are located in the communities of Millerton, Troy, Sayre, Towanda and LeRaysville. The purchase included $28 million in loans, $81 million in deposits and certain fixed assets associated with the offices.The consolidated results include the operations of the acquired banking offices from the date of acquisition.This purchase is referred to hereafter as "the Acquisition".

TRUST AND INVESTMENT SERVICES

Our Trust Department services range from professional estate settlement services through management of complex trust accounts to investment management and custody of securities.Our expanded Employee Benefits Department manages retirement accounts for many area companies and individuals.We also manage many individual IRAs, both rollover and contributory.

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The Trust Department offers full service brokerage services in selected locations throughout the Bank's market area and appointments can be made in any First Citizens National Bank branch.

Effective October 2001, the Bank began offering annuities and life insurance through our new insurance subsidiary, First Citizens Insurance Agency, Inc.We will add long term care insurance and other consumer insurance products in 2002.

FINANCIAL CONDITION

The following table presents ending balances (dollars in millions), growth (reduction) and the percentage change during the past two years:

CASH AND CASH EQUIVALENTS

Cash and cash equivalents totaled $11,480,000 at December 31, 2001 compared to $27,618,000 at December 31, 2000.The decrease was the result of a surplus of investment in Federal Funds at the end of December 31, 2000, due primarily from the before mentioned acquisition.We used the excess funds to increase our investments and fund our loan originations during 2001.

We believe the company's liquidity needs are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, Federal Home Loan Bank financing, and the portion of the investment and loan portfolios that mature within one year.These sources of funds should permit us to meet cash obligations and off-balance sheet commitments as they come due.

INVESTMENTS

Our investment portfolio increased by $15.6 million or 15.9% in 2001 as compared to an increase of $8 million in 2000. We were able to increase our investments primarily as the result of excess funds acquired with the Acquisition.

During 2001 new investments were made primarily in mortgage-backed securities.During 1997, 1998 and 1999, we sold U.S. Treasury notes to restructure the investment portfolio to improve our portfolio yield. We then reinvested the proceeds by purchasing AAA municipal bonds, investment grade corporate bonds and U.S. Agency mortgage backed securities.

The following table shows the year-end composition of the investment portfolio for the five years ended December 31, 2001:

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Estimated Fair Market Value at December 31,

The expected principal repayments (amortized cost) and average weighted yields for the investment portfolio as of December 31, 2001, are shown below. Expected maturities, which include prepayment speed assumptions for mortgage-backed securities, are significantly different than the contractual maturities detailed in Footnote 3 of the Consolidated Financial Statements. Yields on tax-exempt securities are presented on a fully taxable equivalent basis, assuming a 34% tax rate.

Approximately 94% of the amortized cost of debt securities is expected to mature within five years or less.

Our company expects that earnings from operations, the high liquidity level of the available-for-sale securities, growth of deposits and the availability of borrowings from the Federal Home Loan Bank will be sufficient to meet future liquidity needs.

Our company has no securities from a single issuer representing more than 10% of stockholders' equity.

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LOANS

Historically, our company's loan customers have been located in North Central Pennsylvania and the Southern Tier of New York. We originate loans primarily through direct loans to our existing customer base, with new customers generated by referrals from real estate brokers, building contractors, attorneys, accountants and existing customers. We also do a limited amount of indirect loans through new and used car dealers in the primary lending area.

All lending is governed by a lending policy that is developed and maintained by us and approved by the Board of Directors. Our company's real estate loan lending policy generally permits the Bank to lend up to 80% of the appraised value or purchase price (whichever is lower) on owner-occupied residential property, when secured by the first mortgage on the property. Home equity lines of credit or second mortgage loans are generally originated subject to maximum mortgage liens against the property of 80% of the current appraised value. The maximum term for mortgage loans is 25 years for one- to four-family residential property and 20 years for commercial and vacation property.

As shown in the following table, total loans grew by $8.7 million in 2001, or 3.3%. In addition, $3.8 million in conforming mortgage loans were originated and $2.1 million sold on the secondary market through the Federal Home Loan Mortgage Corporation, providing over $31,000 of income in origination fees and premiums on loans sold, compared to $.5 million in loans originated and $6,000 of income in 2000. The increased activity in loans sold was primarily a result of the conducive interest rate environment during 2001. Residential mortgage lending is a principal business activity and one we expect to continue.

Our company focuses its commercial lending activity on small businesses and our company's commercial lending officers have attracted new business loans, especially loans to state and political subdivisions.

The majority of lending activity has been mortgage loans secured by one- to four-family residential property. As of December 31, 2001, residential real estate and real estate construction loans made up 60.2% of our company's total loan portfolio.

Continuing in 2002, our company's primary goal is to be the premier mortgage lender in our market area, with our menu of conforming mortgages (including "jumbo" and low- to moderate-income homebuyer mortgages) through Farmers Home Administration (FmHA). The local economy has slowed and the average unemployment rate has recently been approximately 5.0% (slightly higher than the state unemployment rate of 4.5%) up from 4.1% in 2000.Loan demand has increased during the last quarter of 2001 for residential mortgages and commercial loans. We believe that our continued training of branch office personnel (particularly in our newly acquired offices) and the focus on flexibility and fast "turn around time" will aid in growing our loan portfolio. (Also see the discussion in Footnote 4 of the Consolidated Financial Statements.)

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Five Year Breakdown of Loans by Type December 31,

Our loan portfolio is our predominant source of earning assets. The following table shows the maturity of state and political subdivision loans, commercial and agricultural loans and commercial loans secured by real estate as of December 31, 2001, classified according to the sensitivity to changes in interest rates within various time intervals:

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LOAN QUALITY AND PROVISION FOR LOAN LOSSES

As discussed previously, the loan portfolio contains a large portion of real estate secured loans (generally residential home mortgages, mortgages on small business properties, etc.), consumer installment loans and other commercial loans. Footnote 4 of the Consolidated Financial Statements provides further details on the composition of the loan portfolio.

The following table indicates the level of non-performing assets over the past five years ending December 31:

Other than those disclosed above, we do not believe there are any loans classified for regulatory purposes as loss, doubtful, substandard, special mention or otherwise which will result in losses or have a material impact on future operations, liquidity or capital reserves. We are not aware of any other information that causes us to have serious doubts as to the ability of borrowers in general to comply with repayment terms.

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The following table presents an analysis of the allowance for loan losses for the five years ending December 31:

As detailed in Footnote 4 of the Consolidated Financial Statements and the above tables, total past due (90 days or more) and non-performing loans increased 199% from December 31, 2000 to December 31, 2001. Charged off commercial and other loans returned to historically low levels after the significant increase, primarily the result of a single borrower going into bankruptcy during the fourth quarter of 1999. Overall, Northern Tier area development corporations were reporting an increase in unemployment, and property values have been stable to slightly increasing. The majority of our loan volume is well collateralized by real estate.

ALLOWANCE FOR LOAN LOSSES

The allowance is maintained at a level, which in management's judgment is adequate to absorb potential future loan losses inherent in the loan portfolio.The amount of the allowance is determined by a formal analysis of delinquencies, large problem credits, non-accrual loans, local economic conditions, trends in the loan portfolio and historic and projected losses.As part of this evaluation, the loan portfolio is divided into several categories in order to improve the analysis.These categories are loans classified on the Watch List, residential mortgages, commercial and consumer loans.

Historical loss factors are calculated for consumer, residential mortgage, and commercial loans for the past seven years.The worst historical loss factor for each category is applied to the performing portion of the loan category.For

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Watch List loans, the losses are calculated for the last eight quarters of experience.This is used along with regulatory guidelines to establish the loss factor applied to Watch List loans.These historical factors, for both the Watch List and homogeneous loan pools, are adjusted based on the five following qualitative factors:

- Level of Delinquencies and Non-Accruals

- Trends in Volume and Terms of Loans

- Experience, Ability and Depth of Management

- National and Local Economic Trends and Conditions

- Concentration of Credit

While we evaluate all of this information quarterly, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, various regulatory agencies, as an integral part of their examination process, review our company's allowance for loan losses. These agencies may require us to recognize additions to the allowance based on their evaluation of information available to them. We believe that the current allowance is adequate to offset any exposure that may exist for loans that are under secured or loans that might not be collectible. In 2000, we added $210,000 to our loan loss provision when our loans increased by approximately $28 million in connection with the Acquisition discussed previously.

The accrual of interest income on loans is discontinued when, in the opinion of management, there exists doubt as to the ability to collect interest.Payments received on nonaccrual loans are applied to the outstanding principal balance or recorded as interest income, depending upon our assessment of our ability to collect principal and interest.Loans are returned to the accrual status when factors indicating doubtful collectibility cease to exist.

Allocation of the Allowance for Loan Losses

The allocation of the allowance for loan losses is our determination of the amounts necessary for concentrations and changes in mix and volume of the loan portfolio.

The unallocated portion of the allowance is based upon our assessment of general and specific economic conditions within our market. This allocation is more uncertain and considers risk factors that may not be reflected in our historical loss factors. Total charge-offs for 2002 are expected to be close to their moderate historic levels.

The following table shows the distribution of the allowance for loan losses and the percentage of loans compared to total loans by loan category:

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DEPOSITS

Traditional deposits continue to be the most significant source of funds for the company.We are one of the only banks within our market to pay interest on a senior checking product and the only bank that does not require a minimum balance to do so.Larger deposit relationships are rewarded with higher interest rates on our Money Market Investor accounts and Certificates of Deposits.

In addition to a competitive interest rate, the introduction of two new Certificates of Deposit - the Easy-Access CD and the Hassle-Free CD - has helped us retain existing CD deposit relationships and attract new ones. Continuous emphasis on personal quality service also plays a large role in our ability to retain existing customers.Our growth goals were achieved primarily by obtaining a greater share of wallet from our existing deposit and loan customers.We plan to continue our focus on existing customer growth in 2002.

The company experienced moderate deposit growth in 2001 of $2.7 million or .7%.The table below shows that non-interest bearing deposits decreased $5 million at December 31, 2001, as a result of abnormally high year-end balances of $5.5 million at December 31, 2000, while NOW accounts and certificate of deposits increased $2.9 million and $4.2 million, respectively, in 2001.Deposit growth in 2000 was $84 million or 29.4% as a result of the Acquisition.

The following table shows the composition of deposit accounts over the last three years as of December 31:

Remaining maturities of certificates of deposit of $100,000 or more:

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Deposits by Type of Depositor:

We have retained and acquired deposits through new product introductions and competitive pricing, increased marketing efforts, continuous, proactive one-to-one contact from consumer and business customer contact associates, as well as expanded trust and investment management services.

Our wide range of delivery channels provides our customers with convenient options to satisfy their banking needs.This includes Saturday office hours, increased focus on the supermarket branches as full service offices, a network of 17 ATMs which are part of the MAC and PLUS networks, MasterMoney Debit Card for purchases, Bank-by-Phone and Internet Banking.

BORROWED FUNDS

Borrowed funds increased $2.1 million during the twelve months ending December 31, 2001 primarily due to funding needs required at the end of the year. The company's daily cash requirements for short?term investments are met by using the financial instruments available through the Federal Home Loan Bank.

In November 2000, the holding company borrowed $2 million to invest in the bank subsidiary.This action increased the bank's capital and improved the negative impact on the regulatory capital ratios resulting from the Acquisition (approximately $9.7 million in goodwill).

STOCKHOLDERS' EQUITY

We evaluate stockholders' equity in relation to total assets and the risk associated with those assets. The greater the capital resources, the more likely a corporation is to meet its cash obligations and absorb unforeseen losses. For these reasons, capital adequacy has been, and will continue to be, of paramount importance.

Stockholders' equity increased by 9.3% in 2001 to $33.4 million, after increasing 12.5% in 2000 and decreasing 5.3% in 1999. In 2001, we realized an increase of $869,000, compared to 2000 when equity was positively impacted by $2,408,000 to reflect unrealized holding gains and losses on available-for-sale securities. In comparison, in 1999, equity decreased $3,042,000 as a direct result of the change in interest rates. Total equity was approximately 7.9% of total assets at December 31, 2001, as compared to 7.4% at December 31, 2000.

Our Board of Directors determines our dividend rate after considering our company's capital requirements, current and projected net income, and other factors. In 2001 and 2000, our company paid out 47.3% and 51.8% of net income in dividends, respectively.

For the year ended December 31, 2001, the total number of common shares outstanding was 2,799,420. For

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comparative purposes, outstanding shares for prior periods were adjusted for the 2001 stock dividend in computing earnings and cash dividends per share.

There are currently three federal regulatory measures of capital adequacy. Our company's ratios meet the regulatory standards for well capitalized for 2001 and adequately capitalized for 2000 as detailed in Footnote 11 of the Consolidated Financial Statements.

RESULTS OF OPERATIONS

Net income for the twelve months ending December 31, 2001 was $3.8 million, an increase of $549,000 or 17.1% from the $3.2 million for the 2000 related period. Operating cash earnings for the twelve months ending December 31, 2001 was $4.4 million, an increase of $912,000 or 26% from the $3.5 million for the 2000 related period. Earnings per share were $1.34 for the year ended 2001 compared with $1.14 for 2000.The reasons for these changes are discussed on the following pages.

The following table sets forth certain performance ratios of our company for the periods indicated:

OVERVIEW OF THE INCOME STATEMENT

In 2001, net income was $3,757,000, an increase of 17.1% compared to 2000 net income of $3,208,000.The increase in earnings is the result of enhanced net interest income from the utilization of increased earning assets, improved margin and improved non-interest income.

Net income prior to acquisition costs and amortization of intangible assets and goodwill for 2001 was $4,427,000 compared to $3,515,000 for 2000.This reflects the operating cash earnings of the company for the two years.

Net income is influenced by five key components: net interest income, non-interest income, non-interest expenses, provision for income taxes and the provision for loan losses. A discussion of these five components follows.

NET INTEREST INCOME

The most significant source of revenue is net interest income; the amount of interest earned on interest-earning assets exceeding interest incurred on interest-bearing liabilities.

Factors that influence net interest income are changes in volume of interest-earning assets and interest-bearing liabilities as well as changes in the associated interest rates.

Net interest income for 2001, after provision for loan losses, was $14,274,000, an increase of $2,896,000 or 25.5% compared with an increase of $373,000 during the same period in 2000.

The following tables set forth our company's average balances of, and the interest earned or incurred on, each principal category of assets, liabilities and stockholders' equity, the related rates, net interest income and rate "spread" created:

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Averages are based on daily averages.

Includes loan origination and commitment fees of $148, $105, and $174 for2001, 2000, and 1999, respectively.

Tax-exempt interest revenue is shown on a tax equivalent basis for proper comparison using a statutory federal income tax rate of 34%.

Income on non-accrual loans is accounted for on a cash basis, and the loan balances are included in interest-earning assets.

Interest rate spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities.

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As disclosed in the previous table, we experienced an increasing interest margin percentage during 2001, compared to the narrowing margin we experienced in the last few years. When the flat yield curve became inverted in 2000, interest rates began to rise, resulting in our higher volume of short-term liabilities repricing faster than our short-term assets. Currently, the yield curve is extremely steep beyond 3 months. Most of the company's investments, loans, deposits and borrowings are priced or repriced along the three month to five-year portion of the yield curve and a more normal yield curve should continue to improve our net interest margin. We continue to review various pricing and investment strategies to enhance deposit growth, while maintaining or expanding the current interest margin.

The following table shows the effect of changes in volume and rates on interest income and expense. Tax-exempt interest revenue is shown on a tax-equivalent basis for proper comparison using a statutory federal income tax rate of 34%.

The change in interest due to both rate and volume has been allocated to the volume and rate in proportion to the absolute dollar amounts of each change.

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As can be seen from the preceding tables, tax equivalent net interest income rose from $12,377,000 in 1999 to $13,149,000 in 2000, and increased to $15,838,000 in 2001. In 2001, net interest income increased $2,689,000 while overall spread increased from 3.34% to 3.70%. The increased volume of interest-earning assets generated an increase in interest income of $3,188,000 while increased volume of interest-bearing liabilities produced $2,276,000 of interest expense. The change in volume resulted in a net increase of $912,000 in net interest income. The net change in rate was a positive $1,777,000 resulting in a total positive net change of $2,689,000 when combined with change in volume. The yield on interest-earning assets declined 27 basis points from 8.11% to 7.84% and the average interest rate on interest-bearing liabilities declined 61 basis points from 4.75% to 4.14%. Analysis of our company's current net interest income in 2001 shows the effects of declining short-term interest rates and the effect of the steepening of the yield curve.

During 2001 the Federal Reserve reduced short-term interest rates by 475 basis points.We expect the 2001 Federal Reserve rate reduction to continue to have a positive impact on our net interest margin during the first half of 2002. We continue to evaluate alternatives to improve or sustain the interest spread.

NON-INTEREST INCOME

Non-interest income, as detailed below, increased $1,628,000 or 61.2% in 2001 compared to a $37,000 increase in 2000.Service charge income, which increased $674,000 or 36.4% in 2001, continues to be the primary source of growth in non-interest income.The increase in fee income was mainly the result of growth in the number of customers and related deposit accounts as a result of the Acquisition and the checking account acquisition strategy we put into place in the latter half of 2001.

The following table reflects non-interest income by major category as of December 31:

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We continue to evaluate additional means of increasing non-interest income to offset the loss of net interest income described above. Our approach is to apply service charges on business accounts by charging fees on transaction activity (reduced by earnings credit based on customers' balances) to more equitably recover costs.

As a result of the restructuring of our investment portfolio to capitalize on market opportunities to improve both yield and our capital position throughout 2001, investment security gains increased by $666,000.

NON-INTEREST EXPENSES

The costs associated with operating the company rose by 37.8% to $14,041,000 during 2001 compared to $10,187,000 in 2000.These costs include but were not limited to salaries, supplies, insurance, occupancy, and amortization expenses.The additional costs are attributable to the Acquisition that occurred during 2000, which increased our number of locations by four (after consolidation of two banking offices, in February 2001).The increase in salaries and employee benefits is a result of adding 37 full time equivalents from the Acquisition; increased staff for our new branch office in the Mansfield Wal-Mart Super center, which opened in August of 2000, and the filling of some corporate positions related to the growth strategies that we have implemented.The increase in occupancy and furniture and equipment expenses is also a direct result of the recent Acquisition, along with the completion of the two new facilities.Amortization expense increased due to the Acquisition that was previously discussed.The increase in other non-interest expense is primarily associated with the Acquisition along with normal operating expenses associated with additional locations.

The following tables reflect the breakdown of non-interest expense and professional fees as of December 31:

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PROVISION FOR INCOME TAXES

The provision for income taxes was $765,000 during 2001 compared with $644,000 during the 2000 related period. Income before taxes increased $670,000 in the 2001 period over the same period in 2000 reflecting the change in income, levels of tax-exempt income and tax credits described below.

We have entered into two limited partnership agreements to establish low-income housing projects in our market area. As a result of these agreements, we have recognized $91,000 out of a total $911,000 from one project and expect to begin recognition of an additional $385,000 over ten years on the second project, which was completed in November 2001.A total of approximately $1,290,000 of tax credits is anticipated over a ten-year period.

LIQUIDITY

Liquidity is a measure of our company's ability to efficiently meet normal cash flow requirements of both borrowers and depositors. To maintain proper liquidity, we use funds management policies along with our investment policies to assure we can meet our financial obligations to depositors, credit customers and stockholders. Liquidity is needed to meet depositors' withdrawal demands, extend credit to meet borrowers' needs, provide funds for normal operating expenses and cash dividends, and fund other capital expenditures.

Our company's historical activity in this area can be seen in the Consolidated Statement of Cash Flows from investing and financing activities.

Cash generated by operating activities, investing activities and financing activities influences liquidity management. The most important source of funds is the deposits that are primarily core deposits (deposits from customers with other relationships). Short-term debt from the Federal Home Loan Bank supplements our company's availability of funds.

Our company's use of funds is shown in the investing activity section of the Consolidated Statement of Cash Flows, where the net increase in loans is detailed. Other significant uses of funds are capital expenditures, purchase of loans and acquisition premiums. Surplus funds are then invested in investment securities.

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Capital expenditures were $2,086,000 in 2001, $3,636,000 less than 2000 primarily the result of opening a new branch in the Mansfield Wal-Mart Supercenter, new construction for our Mansfield office and operations center, and the Acquisition during 2000.

Major capital expenditures for 2001 were:

- The majority of the $2,086,000 of capital expenditures recognized this year, is attributable to the final completion of the new Mansfield office and operations facilities

Some major capital expenditures for 2000 were:

- $3,261,000 for the new Mansfield office and operations facilities,

- $1,697,000 as a result of the Acquisition,

- $264,000 for upgrades to our main computer systems;

These expenditures will allow us to support our growth over the past decade, greater operating efficiency and provide the customer with higher quality banking services.

Our company has sufficient resources to complete these projects from our normal operations and will have a long-term positive effect on revenues, efficiency and the capacity for future growth.

Our company achieves additional liquidity primarily from temporary or short?term investments in the Federal Home Loan Bank of Pittsburgh, PA, and investments that mature in less than one year.The Company also has a maximum borrowing capacity at the Federal Home Loan Bank of approximately $153 million as an additional source of liquidity.

Apart from those matters described above, management does not currently believe that there are any current trends, events or uncertainties that would have a material impact on capital.

INTEREST RATE AND MARKET RISK MANAGEMENT
The objective of interest rate sensitivity management is to maintain an appropriate balance between the stable growth of income and the risks associated with maximizing income through interest sensitivity imbalances and the market value risk of assets and liabilities.

Because of the nature of our operations, we are not subject to foreign currency exchange or commodity price risk and, since our company has no trading portfolio, it is not subject to trading risk.

Currently our company has equity securities that represent approximately 5% of our investment portfolio and, therefore, equity risk is not significant.

The primary components of interest-sensitive assets include adjustable-rate loans and investments, loan repayments, investment maturities and money market investments. The primary components of interest-sensitive liabilities include maturing certificates of deposit, IRA certificates of deposit and short-term borrowings. Savings deposits, NOW accounts and money market investor accounts are considered core deposits and are not short-term interest sensitive (except for the top-tier money market investor accounts which are paid current market interest rates).

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The following table shows the cumulative static GAP (at amortized cost) for various time intervals:

Maturity or Repricing of Company Assets and Liabilities as of December 31, 2001

(1) Cumulative interest-earning assets divided by cumulative interest-bearing liabilities.

The previous table and the simulation models discussed below are presented assuming money market investment accounts and NOW accounts in the top interest rate tier are repriced within the first three months. The loan amounts reflect the principal balances expected to be repriced as a result of contractual amortization and anticipated early payoffs.

Gap analysis, one of the methods used by us to analyze interest rate risk, does not necessarily show the precise impact of specific interest rate movements on our company's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competition and other pressures. In addition, assets and liabilities within the same period may, in fact, be repaid at different times and at different rate levels.

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Our company currently uses a computer simulation model to better measure the impact of interest rate changes on net interest income. We use the model as part of our risk management process that will effectively identify, measure, and monitor our company's risk exposure.

Interest rate simulations using a variety of assumptions are used by us to evaluate our interest rate risk exposure. A shock analysis at December 31, 2001, indicated that a 200 basis point movement in interest rates in either direction would have a minor impact on our company's anticipated net interest income and the market value of assets and liabilities over the next twenty-four months, well within our ability to manage effectively.

GENERAL

The majority of assets and liabilities of a financial institution are monetary in nature and, therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets and on non-interest expenses, which tend to rise during periods of general inflation. The recent action by the Federal Reserve of decreasing short-term interest rates should help the level of inflation to remain at a relatively low level.

Various congressional bills have been passed and other proposals have been made for significant changes to the banking system, including provisions for: limitation on deposit insurance coverage; changing the timing and method financial institutions use to pay for deposit insurance; and tightening the regulation of bank derivatives' activities.

Normal examinations of our company by the Office of Comptroller of the Currency occurred during 2001. The last Community Reinvestment Act performance evaluation by the same agency resulted in a rating of "Satisfactory Record of Meeting Community Credit Needs."

Aside from those matters described above, we do not believe that there are any trends, events or uncertainties that would have a material adverse impact on future operating results, liquidity or capital resources. We are not aware of any current recommendations by the regulatory authorities which, if they were to be implemented, would have such an effect, although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on our company's results of operations.